December 17, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	David Gessert

Re:	Novus Therapeutics, Inc. Registration Statement on Form S-3, filed December 11, 2020, file No. 333-251305

Dear Mr. Gessert,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-251305) of Novus Therapeutics, Inc. so that it may become effective at 4:00 p.m., Eastern Time, on December 22, 2020, or as soon as possible thereafter.

If you have any questions, please contact Ryan A. Murr (415-393-8373) of Gibson, Dunn & Crutcher LLP.

Sincerely,

NOVUS THERAPEUTICS, INC.

By:	/s/ David-Alexandre C. Gros
David-Alexandre C. Gros
Chief Executive Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP